Exhibit 99.1

Maris-Tech to Showcase Diamond AI-Powered Situational Awareness Platform at GVSETS 2025

Advanced Threat Detection and 360° 3D Awareness for Armored Vehicles Featured at Booth #1007

Rehovot, Israel, July 17, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced its participation in the Ground Vehicle Systems Engineering and Technology Symposium (“GVSETS”) to be held August 12–14, 2025 in Michigan, U.S.A, at the Suburban Collection Showplace.

The Maris-Tech team will be present at Booth #1007, showcasing Diamond, its AI-powered situational awareness and airborne threat response platform specifically designed for armored fighting vehicles (“AFVs”) operating in complex and high-risk environments.

The Diamond platform enables real-time detection, tracking, and classification of ground and airborne threats, enhancing vehicle survivability in both urban combat and open terrain. The platform offers seamless integration with both legacy and next-gen armored systems.

“Our participation in the GVSETS highlights our commitment to providing the U.S. defense market with next-generation situational awareness solutions,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that Diamond represents the next step forward in tactical edge intelligence – bringing AI-powered threat detection and decision-making directly into the battlefield environment.”

To see Diamond in action, schedule a live demo with our team at GVSETS [Book a Meeting].

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s presentation and demonstration of its new AI-based platform, the Diamond, at the GVSETS, benefits of the Company’s products, including real-time detection, tracking, and classification of ground and airborne threats, enhancing vehicle survivability in both urban combat and open terrain and seamless integration with both legacy and next-gen armored systems, and that the Diamond platform represents the next step forward in tactical edge intelligence bringing AI-powered threat detection and decision-making directly into the battlefield environment. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com